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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                IMPRESO.COM,INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    45320V109
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                      (CUSIP Number of Class of Securities)

                       45 DAYS AFTER END OF CALENDAR YEAR
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)              [ ] Rule 13d-1(c)            [X] Rule 13d-1(d)

                               CUSIP NO. 45320V109
                                         ---------



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1)   Name and I.R.S. Identification No. of Reporting Person (Entities only)

                                 RICHARD D. BLOOM
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2)   Check the Appropriate Box if a member of a Group (See Instructions)

      (a) [  ]
      (b) [  ]
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3)   SEC USE ONLY

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4)   Citizenship or Place of Organization               UNITED STATES

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   Sole Voting Power          787,320
                                -----------------------------------------------
6)   Shared Voting Power        0
                                -----------------------------------------------
7)   Sole Dispositive Power     787,320
                                -----------------------------------------------
8)   Shared Dispositive Power   0
                                -----------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person     787,320
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10)  Check box if the Aggregate Amount in Row (9) Excludes
     Certain Shares. (See Instructions)                                 [ ]
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11)  Percent of Class Represented by Amount in Row (9)                14.86%

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12)  Type of Reporting Person (See Instructions)                     IN

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Item 1.   (a). Name of Issuer: IMPRESO.COM,INC.

          (b). Address of Issuer's Principal Executive Offices:

               652 SOUTHWESTERN BLVD., COPPELL, TEXAS 75019

Item 2.   (a). Name of Person Filing:

               RICHARD D. BLOOM

          (b). Address of Principal Business Office or, if none, Residence:

               652 SOUTHWESTERN BLVD., COPPELL, TX  75019

          (c). Citizenship:

               UNITED STATES


Item 2.   (d). Title of Class of Securities:   COMMON STOCK, $.01 PAR VALUE


          (e). CUSIP Number:                   45320V109


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a :

           (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

           (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                   U.S.C 78c).

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).



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           (e) [ ] An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership.

     (a). Amount Beneficially Owned: AS OF DECEMBER 31, 2000, MR. BLOOM BENEFICIALLY OWNED 787,320 SHARES OF ISSUER'S COMMON STOCK.



          (b). Percent of Class:        14.86%

          (c). Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote          787,320

               (ii) Shared power to vote or to direct the vote        0

               (iii) Sole power to dispose or to direct the
                     disposition of                                   787,320

               (iv) Shared power to dispose or to direct the
                    disposition of                                    0




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Item 5. Ownership of Five Percent or Less of a Class:

        NOT APPLICABLE


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        NOT APPLICABLE



Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

        NOT APPLICABLE



Item 8. Identification and Classification of Members of the Group:

        NOT APPLICABLE



Item 9. Notice of Dissolution of Group:

        NOT APPLICABLE



Item 10. Certification:

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                         Date:       February 14, 2001
                                                     --------------------------

                                         Signature:  /s/ Richard D. Bloom, Sr.
                                                     --------------------------
                                         Name/Title:   Richard D. Bloom
                                                     --------------------------


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